UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42114

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Big Tree Cloud Holdings Limited

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Building B4, Qianhai Shengang Fund Town
Nanshan District, Shenzhen, China 518052
+86 0755 2759-5623
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

EXPLANATORY NOTE

In connection with the 2026 Extraordinary General Meeting of Shareholders of Big Tree Cloud Holdings Limited, a company incorporated under the laws of the Cayman Islands (the “Company”), the Company hereby furnishes the following documents:

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Extraordinary General Meeting, dated January 9, 2026, to be mailed to shareholders of the Company in connection with the 2026 Extraordinary General Meeting of Shareholders of the Company
99.2	Proxy Form to be mailed to shareholders of the Company for use in connection with the 2026 Extraordinary General Meeting of Shareholders of the Company
99.3	Second Amended and Restated Memorandum and Articles of Association of Big Tree Cloud Holdings Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 9, 2026
Big Tree Cloud Holdings Limited
	By:	/s/ Wenquan Zhu
	Name:	Wenquan Zhu
	Title:	Chairman of the Board of Directors and Co-Chief Executive Officer